UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 001-38896

Luckin Coffee Inc.

(Exact Name of Registrant as Specified in Its Charter)

17F Block A, Tefang Portman Tower

No. 81 Zhanhong Road

Siming District, Xiamen, Fujian

People’s Republic of China, 361008

+86-592-3386666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luckin Coffee Inc.

Date:	January 10, 2020	By:	/s/ Reinout Hendrik Schakel
			Name:	Reinout Hendrik Schakel
			Title:	Chief Financial Officer and Chief Strategy Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

99.2	Press release